JH Tax-Free Bond Trust

SHAREHOLDER MEETING
On December 1, 2004, a special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 32,782,546 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         32,233,589      548,957
Richard P. Chapman Jr.  32,188,984      593,562
William H. Cunningham   32,205,929      576,617
Ronald R. Dion          32,238,864      543,682
Charles L. Ladner       32,178,662      603,884
Dr. John A. Moore       32,231,292      551,254
Patti McGill Peterson   32,214,842      567,704
Steven R. Pruchansky    32,231,665      550,881
James A. Shepherdson    32,237,914      544,632